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06017921

SEC FILE NO. 82-35004

October 17, 2006

SEC MAIL PROCESSING RECEIVED
OCT 2 3 2006
WASH, D.C. 213 SECTION

U.S. Securities & Exchange Commission
The Office of International Corporate Finance
100 F Street NE
Washington, D.C. 20549

Re: Charlemagne Capital Limited 12g3-2 Submission

SUPPL

Dear Sir/Madam:

We are furnishing this letter and the enclosed document on behalf of our client, Charlemagne Capital Limited (the "Company"), in accordance with the requirements of Rule 12g3-2(b) adopted under the Securities Exchange Act of 1934, as amended. Pursuant to our original 12g3-2(b) submission dated July 10, 2006, we have agreed to furnish, on an ongoing basis, whatever information is made public, filed or distributed as described in Rule 12g3-2(b)(1)(i)(A), (B) or (C) promptly after such information is made or is required to be made public, filed or distributed. Accordingly, we enclose with this letter a copy of an announcement dated October 13, 2006 that the Company has made available to security holders relating to the appointment of Vicky Kydoniefs as Head of Consultant Relationships.

If the staff of the SEC has any questions or comments concerning the foregoing, please don't hesitate to call the undersigned at (212) 574-1429.

PROCESSED
NOV 0 2 2006
THOMSON
FINANCIAL

Very Truly Yours,

Michael Kessler

cc: David McMahon

dw10/31

SK 23121 0001 712747

RNS Reach Story

Go to market news section

Company	Charlemagne Capital Limited
TIDM	CCAP
Headline	Appointment
Released	07:00 13-Oct-06
Number	4139K

RNS Number:4139K
Charlemagne Capital Limited
13 October 2006

13 October 2006

Charlemagne Capital

Charlemagne Capital appoints Vicky Kydoniefs as Head of Consultant Relationships

Charlemagne Capital Limited, the specialist emerging markets equity investment management group, is pleased to announce the appointment of Vicky Kydoniefs as Head of Consultant Relationships.

Vicky has extensive experience in the institutional investment management field. Before joining Charlemagne Capital, she was with Merrill Lynch Investment Managers ("MLIM") in London for 12 years, most recently as Head of UK & Irish Institutional Business Development. Prior to that she was in charge of the company's relationships and sales effort with a number of key consultant firms. Vicky started her career in 1986 with SG Warburg, whose investment management business was subsequently acquired by MLIM.

Julian Mayo, Investment Director commented:

"Vicky is widely respected in the pension fund and broader institutional market place, an area of increasing importance to Charlemagne Capital. Much of this business is driven by consultants, an area where she is particularly strong. Vicky will also help us establish best practice in pitching for institutional business and is an important addition to our team."

Enquiries:

Charlemagne Capital Tel. 020 7518 2100
Julian Mayo, Investment Director

Smithfield Consultants Tel. 020 7360 4900
John Kiely
George Hudson

Notes to Editors:

Charlemagne Capital is a specialist emerging markets equity investment management group. Charlemagne Capital Limited was admitted to the AIM market of the London Stock Exchange on 4 April 2006.

Charlemagne's product range comprises mutual funds, hedge funds and

institutional and specialist fund products primarily covering GEMs, Eastern Europe, Latin America and Asia. Charlemagne Capital employs a range of investment strategies including: long only, long/short, structured products and private equity. Charlemagne Capital's funds aim to exploit the inefficiencies in the market via a strict bottom up approach and focused stock selection.

Through the strong long-term investment performance track record of its principal funds, Charlemagne Capital has established itself as a market leader in emerging markets investment management. Its performance has been recognised through numerous awards and top rankings for its funds, including the 2005 Standard and Poor's 5-year best performing fund award in Austria, the 2006 Swiss Lipper Leaders 5-year award winner for Emerging Markets Europe and an AAA-rating by Standard & Poor's for its Magna Eastern European Fund (a sub-fund of Magna Umbrella Fund Plc).

This information is provided by RNS
The company news service from the London Stock Exchange

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